UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

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Cenovus Energy Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

15135U109

(CUSIP Number)

Shannon B. Kinney

Deputy General Counsel, Chief Compliance Officer and Corporate Secretary

ConocoPhillips

925 N. Eldridge Parkway

Houston, Texas 77079

Tel No.: (281) 293-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15135U109	Schedule 13D	Page 2 of 5

1	name of reporting person ConocoPhillips
2	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3	sec use only
4	source of funds OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power N/A
	8	shared voting power 208,000,000
	9	sole dispositive power N/A
	10	shared dispositive power 208,000,000
11	aggregate amount beneficially owned by each reporting person 208,000,000
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 10.3% (1)
14	type of reporting person CO, HC

(1)	On January 4, 2021, the Issuer (as defined below) completed its previously announced acquisition of all of the issued and outstanding common shares of Husky Energy Inc. by way of a court approved plan of arrangement under the Business Corporations Act (Alberta), with Husky Energy Inc. becoming a wholly owned subsidiary of the Issuer (the “Arrangement”). The percentage of class calculation is based on an estimated 2,017,387,906 common shares issued and outstanding upon completion of the Arrangement, as disclosed in the Issuer’s prospectus supplement filed on December 21, 2020. This estimated amount is calculated as the sum of (i) 1,228,869,903 common shares issued and outstanding as at December 18, 2020 and (ii) an estimated 788,518,003 common shares issued in connection with the completion of the Arrangement. The final number of common shares issued as a result of the Arrangement will not be known by the Reporting Persons until after the due date for this Schedule 13D.

CUSIP No. 15135U109	Schedule 13D	Page 3 of 5

1	name of reporting person ConocoPhillips Company
2	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3	sec use only
4	source of funds OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power N/A
	8	shared voting power 208,000,000
	9	sole dispositive power N/A
	10	shared dispositive power 208,000,000
11	aggregate amount beneficially owned by each reporting person 208,000,000
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 10.3% (1)
14	type of reporting person CO

(1)	On January 4, 2021, the Issuer completed its previously announced acquisition of all of the issued and outstanding common shares of Husky Energy Inc. by way of the Arrangement (as defined above). The percentage of class calculation is based on an estimated 2,017,387,906 common shares issued and outstanding upon completion of the Arrangement, as disclosed in the Issuer’s prospectus supplement filed on December 21, 2020. This estimated amount is calculated as the sum of (i) 1,228,869,903 common shares issued and outstanding as at December 18, 2020 and (ii) an estimated 788,518,003 common shares issued in connection with the completion of the Arrangement. The final number of common shares issued as a result of the Arrangement will not be known by the Reporting Persons until after the due date for this Schedule 13D.

CUSIP No. 15135U109	Schedule 13D	Page 4 of 5

The following constitutes Amendment No. 1 to the Statement on Schedule 13D (this “Amendment No. 1”) filed by ConocoPhillips, a Delaware corporation (“ConocoPhillips”), and ConocoPhillips Company, a Delaware corporation and a wholly owned subsidiary of ConocoPhillips (“CPCo,” and together with ConocoPhillips, the “Reporting Persons”) on May 26, 2017 (the “Initial Statement”) relating to the common shares, no par value (the “common shares”), of Cenovus Energy Inc., a corporation amalgamated under the laws of Canada (the “Issuer”). This Amendment No. 1 amends and supplements the Initial Statement. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Initial Statement.

Item 2.	Identity and Background

The second paragraph of Item 2. of the Initial Statement is hereby replaced in its entirety as follows:

“The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of the Reporting Persons are set forth in Exhibit 1. The address of the principal business office of each of the Reporting Persons is 925 N. Eldridge Parkway, Houston, Texas 77079.”

Information regarding the directors and executive officers of each of the Reporting Persons is hereby amended by replacing Exhibit 1 to the Initial Statement in its entirety with Exhibit 1 attached hereto.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Initial Statement is hereby replaced in their entirety as follows:

“(a) – (b)      CPCo directly owns 208,000,000 common shares, representing 10.3% of the common shares based on an estimated 2,017,387,906 common shares issued and outstanding, as disclosed in the Issuer’s prospectus supplement filed on December 21, 2020. The estimated number of common shares issued and outstanding is calculated as the sum of (i) 1,228,869,903 common shares issued and outstanding as at December 18, 2020 and (ii) an estimated 788,518,003 common shares issued in connection with the completion on January 4, 2021 of the Issuer’s previously announced acquisition of all of the issued and outstanding common shares of Husky Energy Inc. by way of a court approved plan of arrangement under the Business Corporations Act (Alberta), with Husky Energy Inc. becoming a wholly owned subsidiary of the Issuer (the “Arrangement”). The final number of common shares issued as a result of the Arrangement will not be known by the Reporting Persons until after the due date for this Schedule 13D.

All of the common shares held by the Reporting Persons are subject to the Registration Rights Agreement and the Investor Agreement, each as defined and described in Item 6 below. The responses set forth in Item 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 5(a) and 5(b).

None of the persons listed on Exhibit 1 have any beneficial ownership of any common shares.”

Item 7.	Material to be Filed as Exhibits

Item 7. of the Initial Statement is hereby amended and supplemented by replacing the existing Exhibit 1 with the following:

Exhibit	Description
Exhibit 1	Directors and Executive Officers of ConocoPhillips and ConocoPhillips Company

CUSIP No. 15135U109	Schedule 13D	Page 5 of 5

SignatureS

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2021

ConocoPhillips

By:	/s/ Glenda M. Schwarz
	Name:	Glenda M. Schwarz
	Title:	Vice President and Treasurer

ConocoPhillips Company

By:	/s/ Glenda M. Schwarz
	Name:	Glenda M. Schwarz
	Title:	Vice President and Treasurer